UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TriSalus Life Sciences Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

89680M101

(CUSIP Number)

August 10, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89680M101

1	Name of Reporting Person: Lombard International Assurance S.A.
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With :	5	Sole Voting Power 1,358,013[1]
	6	Shared Voting Power None
	7	Sole Dispositive Power 1,358,013[1]
	8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,358,013[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.16%[2]
12	Type of Reporting Person FI

1            Consists of (i) 41,197 shares held directly by Lombard International Assurance S.A. – P47082 and 33,000 shares of New TriSalus Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock held by Lombard International Assurance S.A. – P47082 as a Preferred Stock PIPE Investor, (ii) 360,478 shares held directly by Lombard International Assurance S.A. – P47083 and 365,000 shares of New TriSalus Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock held by Lombard International Assurance S.A. – P47083 as a Preferred Stock PIPE Investor, (iii) 113,293 shares held directly by Lombard International Assurance S.A. – P47084 and 110,000 shares of New TriSalus Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock held by Lombard International Assurance S.A. – P47084 as a Preferred Stock PIPE Investor; (iv) 237,389 shares held directly by Lombard International Assurance S.A. – P47472, (v) 28,000 shares of New TriSalus Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock held by Lombard International Assurance S.A. – P47473 as a Preferred Stock PIPE Investor, (vi) 52,000 shares of New TriSalus Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock held by Lombard International Assurance S.A. – P69562 as a Preferred Stock PIPE Investor and (vii) 17,656 shares held directly by Lombard International Assurance S.A., policy number 2304-150035.

[2]	Represents the percentage ownership based on 26,316,681 shares of common stock of TriSalus issued and outstanding as of August 10, 2023, as reported in Issuer’s Form 8-K filed on August 16, 2023.

Item 1(a).	Name of Issuer.

TriSalus Life Sciences Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

6272 W. 91st Ave., Westminster, Colorado 80031

Item 2(a).	Names of Persons Filing.

This Schedule 13G is filed on behalf of Lombard International Assurance S.A.

Item 2(b).	Address or Principal Business Office or, if none, Residence.

Lombard International Assurance S.A.
4, rue Lou Hemmer

L-1748 Luxembourg
Luxembourg

Item 2(c).	Citizenship.

Luxembourg

Item 2(d).	Title of Class of Securities.

Common Stock

Item 2(e).	CUSIP Number.

8968M101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-3(b) or (c), check whether the person filing is a:

	☐	Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☒	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

(a)	Amount beneficially owned:

1,358,013 shares

(b)	Percent of class:

5.16%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
1,358,013

(ii)	Shared power to vote or to direct the vote
None

(iii)	Sole power to dispose or to direct the vote
1,358,013

(iv)	Shared power to dispose or to direct the disposition of
None

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 23 August 2023	Lombard International Assurance S.A.

Nadine Provost – Director of Investment Administration

/s/ Nadine Provost
	Signed by:	Nadine Provost
	EMail:	nadine.provost@lombardinternational.com
	Signing time:	23-08-2023 08:23:39
	IP address:	192.168.2.57

Thibaut Velghe – Head of Asset Oversight

/s/ Thibaut Velghe
	Signed by:	Thibaut Velghe
	EMail:	Thibaut Velghe@lombardinternational.com
	Signing time:	22-08-2023 16:38:19
	IP address:	192.168.2.57